SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Cosi, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22122P200
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22122P200	13D/A3	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,799,919
	8	SHARED VOTING POWER
19,953
	9	SOLE DISPOSITIVE POWER
4,799,919
	10	SHARED DISPOSITIVE POWER
19,953
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,819,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%[1]
14	TYPE OF REPORTING PERSON*
IN-OO

1 The percentages reported in this Schedule 13D/A are based upon 48,135,952 outstanding shares of common stock (as described in Item 5 hereof).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A3

This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed April 18, 2014 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Cosi, Inc., (the “Issuer”). The Issuer’s principal executive offices are located at 294 Washington Street, Suite 510, Boston, Massachusetts 02108. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 and Lloyd I. Miller Trust D (“Trust D”) were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $4,814,894.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $50,835.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $406,877.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $453,771.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (J10) (“MILGRAT (J10)”), dated as of December 1, 2014, Mr. Miller was named as the trustee to MILGRAT (J10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (J10) were contributed to MILGRAT (J10) by its grantor, Catherine C. Miller.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $489,237.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, the shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

As previously reported, on April 14, 2014, Milfam II entered into a Senior Secured Note Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed April 17, 2014 (including all exhibits thereto, the “Form 8-K”), the “Loan Agreement”) with the Issuer. Under the Loan Agreement, Milfam II (i) purchased a Senior Secured Promissory Note (filed as Exhibit 10.2 to the Form 8-K, the “Senior Note”) in the aggregate principal amount of $5,000,000.00, (ii) was granted an immediately exercisable warrant to purchase up to 1,100,000 shares of Issuer’s Common Stock (filed as Exhibit 10.3 to the Form 8-K), and (iii) received certain financing fees, all of which are further described in the Form 8-K.

As previously reported, on August 18, 2014, Milfam II and Trust C entered into a Letter Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed on August 19, 2014, including all exhibits thereto, the “August 19 Form 8-K”), with the Issuer whereby Milfam II (i) elected to exercise its right of participation in a financing transaction in accordance with the Loan Agreement, (ii) requested that the right of participation be transferred to Trust C, and (iii) agreed to purchase up to 521,739 shares of Common Stock (the “August Shares”) of the Issuer for a purchase price of $1.15 per share. On August 22, 2014, Trust C and the Issuer entered into that certain Stock Purchase Agreement, dated as of August 22, 2014 (filed as Exhibit 10.1 to the Form 8-K filed August 26, 2014 (including all exhibits thereto, the “August 26 Form 8-K”, the “Purchase Agreement”), pursuant to which the Issuer issued, and Trust C purchased, the August Shares.

As previously reported in Amendment No. 2 filed on December 17, 2014, the Reporting Person participated in the rights offering. Under the terms of the rights offering, the Issuer distributed, at no charge, to shareholders of its Common Stock as of the record date at 5:00 p.m., New York City time, on October 31, 2014, one non-transferable right for each share of the Issuer’s common stock then owned. The rights offering expired on December 12, 2014 as per the Form 8-K filed by the Issuer on December 15, 2014 (the “December 15 Form 8-K”) and the Reporting Person elected to receive as follows: (i) 103,256 shares of Common Stock to be delivered to Milfam II, (ii) 340,403 shares of Common Stock to be delivered to Trust C, (iii) 83,360 to be delivered to Mr. Miller, (iv) 77,262 shares of common stock to be delivered to LIMFAM LLC, (v) 6,936 shares of Common Stock to be delivered to Trust D, and (vi) 600,000 shares of Common Stock to be delivered to Trust A-4.

This Amendment No. 3 is being filed to report that, since the filing of Amendment No. 2 to the Statement, dated December 17, 2014, a material change occurred in the percentage of Common Stock owned by the Reporting Person.

Except in connection with the matters described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Miller may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 4,819,872 shares of Common Stock, which is equal to approximately 10.0% of the 48,135,952 outstanding shares of Common Stock as reported in the Company’s Form S-8 filed on July 2, 2015. As of the date hereof, 2,321,685 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 729,179 of such beneficially owned shares of Common Stock are owned of record by MILGRAT (J10), 19,953 of such beneficially owned shares of Common Stock are owned of record by Trust D, 1,287,020 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 222,247 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, and 239,788 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-4, MILGRAT (J10), Milfam II, LIMFAM LLC and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
July 1, 2015	25,709	$2.02
July 2, 2015	336,200	$1.95
July 7, 2015	100,000	$1.85
July 8, 2015	280	$1.90
July 9, 2015	5,019	$1.90

	MILGRAT (J10)
Date of Transaction	Number of Shares Sold	Price Per Share
July 7, 2015	250,000	$1.85

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2015

By:        /s/ Lloyd I. Miller, III
             Lloyd I. Miller, III